August 12, 2021

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C.  20549
Attention:    Babette Cooper
        Wilson Lee

RE:	Ladder Capital Corp Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 26, 2021 File No. 001-36299

Dear Ms. Cooper:
Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 29, 2021 in relation to the above-referenced filing.
For the convenience of the Staff, the Company has restated the Staff’s comment in this letter in italics, with the response of the Company immediately following such comment. All references to page numbers and captions correspond to the page numbers and captions in the Company’s above-referenced filing.
Form 10-K for the Fiscal Year Ended December 31, 2020
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures
Distributable earnings, page 83

1.     Reference is made to footnote 5 on page 85 where you itemize the components of the line item adjustment for transactional adjustments (response to Covid-19 and other). For each of the

Covid-19 related items, please explain how each are directly attributable to the Covid-19 pandemic and are both clearly separable from normal operations and incremental to charges incurred prior to the outbreak and not expected to recur once the pandemic has subsided and operations return to normal. Your response should include all facts and circumstances that support your conclusion.

Response: As disclosed in the Company’s above-referenced filing, the novel coronavirus (“COVID-19”) pandemic had an adverse effect on the Company’s business, financial condition and results of operations. In particular, the COVID-19 pandemic created extremely unstable market conditions, which prompted the Company’s management (“Management”) and its Board of Directors (the “Board”) to take defensive actions outside of the normal course of operations. Management and the Board pursued a series of such defensive actions centered on mitigating the uncertainty in the financial markets by increasing liquidity and paying down debt, including debt subject to mark-to-market provisions (the “COVID Actions”). The Company’s normal operations primarily comprise commercial real estate (“CRE”) lending, investments in CRE properties and CRE-related securities. The first step in the COVID Actions was the cessation of all of these activities in light of significant market volatility and uncertainty.

As federal and state governments imposed lockdowns to control the spread of the pandemic, economic activity suffered a drastic decline. In late March of 2020, as the COVID-19 crisis evolved, the ability of repurchase financing counterparties to determine the value of collateral in the form of commercial mortgage-backed securities (“CMBS”) was impaired as trading volumes in the CRE securities market were at depressed levels characterized by very few buyers and very few, typically distressed, sellers. As a result, the Company, experienced margin calls on its securities repurchase financing. All margin calls were successfully satisfied by the Company in cash, and in a timely manner; however, the potential for future margin calls on the Company’s mark-to-market financing collateralized by CMBS and CRE loans was a key risk that was foremost in the minds of Management and the Board as the COVID-19 pandemic continued to unfold. To mitigate this risk, the Company began executing on the COVID Actions to drastically increase liquidity, including by drawing upon its revolving credit facility in full.

Partly as a result of maintaining excess cash levels and the decrease in value of the Company’s CMBS portfolio, in April of 2020, the Company was required to take measures to bring its leverage ratio covenant back into compliance by paying down debt during the contractually provided cure period. Furthermore, the Company secured approximately $500 million of new non-recourse debt through a private collateralized loan obligation financing and a new secured non-mark-to-market financing facility.

Management continued to execute the COVID Actions to generate liquidity and pay down debt throughout the remainder of the second quarter of 2020 as the uncertainty from the COVID-19 pandemic continued. In total, in the second quarter of 2020, the Company reduced debt by $726 million, including paying down $1.1 billion of mark-to-market debt and retiring $139 million of unsecured bonds. The Company achieved its liquidity targets and ended the second quarter of 2020 with approximately $826 million of unrestricted cash, an amount well in excess of historical levels given the unprecedented uncertainty and illiquidity in the markets.

The execution of the COVID Actions impacted the Company’s distributable earnings in the second quarter of 2020. Given the unprecedented nature of the COVID-19 pandemic and consequent sudden shift in the Company’s operations, the Company believed that excluding both the losses and gains incurred related to the execution of the COVID Actions was appropriate and beneficial for investors, as the financial impact from the execution of these actions was outside of the Company’s normal operations. The Company noted that the Division of Corporation Finance provided guidance related to non-GAAP financial measures involving the effects of COVID-19 in CF Disclosure Guidance: Topic No. 9, Coronavirus (COVID-19) (the “COVID-19 Disclosure Guidance”):

We also remind companies of their obligations under Item 10 of Regulation S-K and Regulation G with respect to the presentation of non-GAAP financial measures, as well as the Commission’s recent guidance with respect to performance metrics disclosure. To the extent a company presents a non-GAAP financial measure or performance metric to adjust for or explain the impact of COVID-19, it would be appropriate to highlight why management finds the measure or metric useful and how it helps investors assess the impact of COVID-19 on the company’s financial position and results of operations.

Based on interpretations of previous guidance from the Commission and the COVID-19 Disclosure Guidance, the Company concluded that it was appropriate to exclude the losses and gains directly attributable to the COVID Actions as they represented activity that was:

•Incremental to charges incurred prior to COVID-19;
•Not expected to recur once the pandemic has subsided and operations return to normal; and
•Clearly separable from normal operations.
As indicated in footnote 5 on page 85 of the above-referenced filing, the “Transactional adjustments (response to COVID-19 and other)” to distributable earnings consisted of: (a) $6.7 million of losses from sales of performing first mortgage loans included in sale of loans, net, (b) $15.4 million of losses from sales of CMBS, (c) $3.7 million of loss from conduit loan sales, (d) $6.5 million of prepayment penalties related to pay downs of mark-to-market debt included in interest expense, (e) $2.1 million of professional fee expenses included in operating expenses and (f) $0.2 million of severance costs included in salaries and employee benefits. The $34.5 million total of the preceding amounts was partially offset by (g) $19.0 million of gains from the repurchase of, and extinguishment of, unsecured corporate bond debt at a discount from par, net of (h) $1.5 million of accelerated premium amortization included in interest expense.

The Company views the COVID Actions executed as a result of the COVID-19 pandemic as unprecedented actions that are not reasonably likely to recur. Management and the Board took decisive actions in designing and executing the COVID Actions directly in response to the pandemic. The Company respectfully submits that each of the elements that comprise the adjustment described above is: directly related to the COVID-19 pandemic, incremental to the financial results of business activities prior to the pandemic, not expected to recur in a reasonable period of time once the pandemic subsides and clearly separable from normal operations.

Losses from sales of performing mortgage loans, commercial mortgage-backed securities and conduit loan sales. In the normal course of business, the Company traditionally holds performing first mortgage loans until maturity and opportunistically sells CMBS securities and conduit loans. However, as part of the execution of the COVID Actions, the Company initiated sales of performing loans, conduit loans and CMBS at depressed prices due to lack of price transparency that emanated from the economic and financial disruption caused by the outbreak of the COVID-19 pandemic, which the Company believes is not reasonably likely to recur. Accordingly, the losses related to these sales are incremental, non-recurring and clearly separable from normal operations.

Prepayment penalties. While the Company traditionally avoids prepayment penalties, the Company prioritized the repayment of mark-to-market debt subject to margin calls, including debt from the Federal Home Loan Bank (the “FHLB”), to reduce its leverage and release collateral. Accordingly, the Company paid down $520 million of debt with the FHLB and incurred a prepayment penalty on debt that was otherwise due at a later date without penalty. As of December 31, 2020, FHLB debt maturities were staggered out through 2024 and funding for future advance paydowns was expected to be obtained from the natural amortization of securities over time and/or sales of securities collateral. Accordingly, the Company does not expect to pay prepayment penalties in connection with FHLB debt on an ongoing basis and the prepayment penalties charged in execution of the COVID Actions were incremental, non-recurring and clearly separable from normal operations.

Professional fees and severance costs. The crisis created by the outbreak of the COVID-19 pandemic required the Company to consider various options, many of which involved complicated legal structures that required the attention of outside counsel, including the execution of the COVID Actions. In addition, the pandemic engendered novel legal issues such as those related to employee health and safety, work-from-home mandates and compliance with voluminous local, state and national guidelines and requirements. The professional fees associated with obtaining legal and other services related to the COVID Actions and to address related matters were significant, incremental in nature and clearly separable from normal business operations. Similarly, as part of the COVID Actions, the Company set out to reduce costs, which included the severance costs related to head-count reduction. Such costs were one-time expenses related to the Company’s COVID Actions, consisting of cost reduction initiatives in response to the COVID-19 pandemic. Accordingly, these expenses were incremental to any such costs arising before the pandemic, clearly separable and unexpected to recur given the unprecedented nature of the COVID-19 pandemic.

Retirement of unsecured bonds. The COVID-19 pandemic temporarily disrupted investor confidence in financial markets, which impacted the price of the Company’s outstanding unsecured bonds. As part of executing the COVID Actions, the Company retired unsecured bonds at a considerable discount to par, which reduced its leverage and associated interest expense and, in turn, also instilled confidence in the market for the Company’s bonds. The retirement of unsecured bonds and the associated gain on the extinguishment of debt was a direct result of the COVID Actions and was clearly separable from ongoing operations given the extensive disruption in financial markets. The Company considered Rule 100(b) of Regulation G and Question 100.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in determining the appropriateness of adjusting distributable earnings for such gain.

In conclusion, the Company respectfully submits that the COVID-19 adjustments described above, which reflect the COVID Actions executed as a result of the COVID-19 pandemic, represent direct incremental charges and gains specifically related to COVID-19 that are non-recurring in nature and clearly separable from normal operations. In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and the COVID-19 Disclosure Guidance, the Company believes it is appropriate to exclude the items described above in its above-referenced filing as they did not represent, recurring, cash operating expenses necessary to operate the Company’s business in the normal course.

Additionally, Management believes excluding these items from its non-GAAP results presents a more accurate picture of how Management expects the Company’s business to perform in future periods as the financial impact from the execution of the COVID Actions taken in the second quarter of 2020 were the direct result of the COVID-19 pandemic and not expected to occur in future periods, which is consistent with the definition of non-recurring charges as defined in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Please contact the undersigned at paul.miceli@laddercapital.com or (212) 715-3150 should you require further information or have any questions regarding the Company’s responses to the comments of the Staff.
Very truly yours,
/s/ Paul J. Miceli
Paul J. Miceli
Chief Financial Officer
Ladder Capital Corp
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